Exhibit 16

[This English translation is prepared for your reference only.]

(Translation)

Plan for Company Split

Fujitsu Limited (the “Company”) has prepared this plan for company split (the “Plan”) as follows, with respect to the scheduled company split (Shinsetsu Bunkatsu) (the “Company Split”) in which a new corporation to be incorporated (“Newco”) shall take over the business set forth in Article 1 hereof (the “Business”) in accordance with the following scheme.

Article 1.	(Definition of the Business to be Taken Over)

The term “Business” shall mean the following businesses:

Businesses currently conducted by the Company relating to the design, development, manufacture and sale of LSIs.

Article 2.	(Effective Date)

The date on which the application for the commercial registration of the incorporation of Newco is made (the “Effective Date”) shall be March 21, 2008; provided, however, that the Effective Date may be changed if any of the procedures required to be taken for the Company Split has not been completed on or prior to such Effective Date.

Article 3.	(Purpose, Trade Name and Location of Registered Office of, and Total Number of Shares Authorized to be Issued by Newco; Matters to be Set Forth in Newco’s Articles of Incorporation)

The purpose, the trade name and the location of registered office of, and the total number of shares authorized to be issued by Newco, as well as other matters to be set forth in the Newco’s articles of incorporation, shall be as set forth in Exhibit 1 attached hereto. Provided that the registered office of Newco shall be located in Shinjuku-ku, Tokyo.

Article 4.	(Newco’s Directors, Etc. at the Time of Incorporation)

The names of Newco’s directors, auditors and accounting auditor to be appointed as such at the time of its incorporation shall be as follows:

(Directors at the Time of Incorporation)

    Toshihiko Ono, Shigeru Fujii, Koichi Ishizaka, Haruyoshi Yagi, Joji Murakami

(Auditors at the Time of Incorporation)

    Masamichi Ogura, Toshimasa Wada, Yoshihiro Ando

(Accounting Auditor at the Time of Incorporation)

    Ernst & Young ShinNihon

Article 5.	(Rights and Obligations to be Assumed by Newco)

On the Effective Date of the Company Split, Newco shall succeed the assets, liabilities and contract set forth in (1) through (3) below, as well as any and all of other rights and obligations that the Company owns with respect to the Business (the “Rights and Obligations”); provided, however, that the rights and duties set forth in (4) below shall be excluded from those which shall be so succeeded. The assets and liabilities to be assumed by Newco shall be definitively determined based on the value reported on the Company’s balance sheet as of September 30, 2007 plus/minus the increase/decrease accruing through the Effective Date.

(1)	Assets:

(i)	Receivables, advances, temporary payments, inventory, work-in process, raw materials and other current assets that the Company owns with respect to the Business.

(ii)	Machinery and equipment, vehicle and delivery equipment, tools and furniture, furniture and fixtures and software that the Company owns with respect to the Business; industrial property rights (including those which have been filed for registration or application), mask work rights, copyrights, know-how and other intellectual property rights belonging to the Business; and other fixed assets (including the shares of stock in Fujitsu Microelectronics Korea Limited and other domestic and foreign affiliated companies of the Company that the Company owns).

(2)	Liabilities:

Accounts payable and other debts that the Company owes with respect to the Business.

(3)	Contract:

Contract relating to the transactions conducted only with respect to the Business, as well as the rights and obligations thereunder.

(4)	Rights and Obligations NOT to be Assumed:

(i)	real estate in Akiruno Technology Center;

(ii)	real estate in Minokamo City, Gifu Prefecture;

(iii)	real estate in Suzaka City, Nagano Prefecture;

(iv)	real estate in Ohnogahara, Aizuwakamatsu City, Fukushima Prefecture;

(v)	real estate in Takaku, Aizuwakamatsu City, Fukushima Prefecture; and

(vi)	employment contracts set forth in Article 7 hereof, as well as any and all rights and obligations incidental thereto.

Article 6.	(Debts to be Assumed)

Out of all of the Rights and Obligations to be assumed by Newco from the Company, all the debts shall be assumed by Newco with the effect discharging the Company from all relevant debts, and the Company shall not be liable for any of such debts after the Company Split. In the event that any joint and several obligations to be assumed by the Company accrue with respect to such debts, Newco shall be the party who should ultimately be liable for the relevant obligations.

Article 7.	(Employment Contracts)

Newco shall not succeed any of the employment contracts with the Company’s current employees, and all of those employees who are engaged in the Business as of the Effective Date shall remain as the Company’s employees and will be seconded to Newco by the Company .

Article 8.	(Type and Number of Shares to be Issued by Newco upon Company Split; Matters Concerning Allocation thereof)

Newco shall issue 6,024,000 shares of common stock upon the Company Split and allocate all of such shares to the Company.

Article 9.	(Legal Capital and Capital Reserve of Newco)

The amount of the legal capital and the capital reserve of Newco at the time of its incorporation shall be as follows:

(1) Amount of Legal Capital at the Time of Incorporation:	60,000 million yen

(2) Amount of Capital Reserve at the Time of Incorporation:	The amount calculated by deducting the amount set forth in (1) above from the amount paid by the shareholders at the time of incorporation (i.e., the “amount paid by the shareholders at the time of incorporation” as defined in Article 80, Item 1 of the Corporate Computation Rules of Japan).

Article 10.	(Small Scale Company Split)

The Company shall perform the Company Split without obtaining the approval of a general meeting of shareholders on the Plan, pursuant to the provisions of Article 805 of the Companies Act of Japan.

Article 11. (Procedures	for Transfer)

The Company shall take any and all procedures for the registrations, entries, notifications, etc. necessary for the transfer of the rights in respect of the assets to be succeeded by Newco without delay after the effectuation of the Company Split, in cooperation with Newco.

Article 12. (Change	of Circumstances)

In the event that after the preparation of the Plan until the Effective Date, any material change has occurred in the Business or any property relating thereto, any event which would materially hinder the completion of the Company Split has occurred or it becomes extremely difficult to achieve the purpose of the Company Split Plan for any other reason, the Company may amend the conditions of the company split or cancel the Company Split in itself.

Article 13.	(Obligations of Non-competition)

The Company shall not owe the obligations of non-competition to Newco with respect to the Business, even after the effectuation of the Company Split.

Article 14.	(Other Matters)

Matters not provided for in the Plan or other matters necessary to be decided for the Company Split shall be determined by the Company in compliance with the purport of the Company Split.

- End -

February 12, 2008

Fujitsu Limited
1-1, Kamikodanaka 4-chome, Nakahara-ku, Kawasaki City, Kanagawa Prefecture

By:	/s/ Hiroaki Kurokawa
President

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